UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             Arc Communications Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   00204P 10 8
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                                 (CUSIP Number)

                                  Kenneth Meyer
                                  615 Hope Road
                                  Building One
                           Eatontown, New Jersey 07724
                                 (732) 380-1105

                              Alan C. Ederer, Esq.
                 Westerman Ball Ederer Miller & Sharfstein, LLP
                              170 Old Country Road
                             Mineola, New York 11501
                                 (516) 622-9200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 00204P 10 8
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only). Kenneth Meyer

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  ......................................................................

     (b)  ......................................................................

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3.   SEC Use Only ..............................................................

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4.   Source of Funds (See Instructions) PF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) ...................................................................

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6.   Citizenship or Place of Organization U.S.
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Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

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7.   Sole Voting Power 2,310,687 as of July 27, 1999 and 2,085,887 as of
     July 30, 2004

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8.   Shared Voting Power 0

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9.   Sole Dispositive Power 2,310,687 as of July 27, 1999 and 2,085,887 as of
     July 30, 2004

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10.  Shared Dispositive Power 0

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person 2,310,687 as
     of July 27, 1999 2,085,887 as of July 30, 2004

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) ...........

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13.  Percent of Class Represented by Amount in Row (11) 16.9% as of July 27,
     1999, less than 3% as of July 30, 2004.

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14.  Type of Reporting Person (See Instructions)

     IN ...........................................................
     ..............................................................
     ..............................................................

      This Schedule 13D (the "Statement") is being filed by Mr. Kenneth Meyer to cure previous oversights in failing to timely file with respect to his beneficial ownership of shares of the common stock, par value $.001 per share, of Arc Communications Inc. (the "Common Stock").

Item  1. Security and Issuer

      This Statement relates to the Common Stock of Arc Communications Inc. (the
"Issuer").   The  Issuer's  principal  executive  offices  are  located  at  401
Hackensack Avenue, 3rd Floor, Hackensack, New Jersey 07601.

Item  2. Identity and Background

      (a) This Statement is being filed by Mr. Kenneth Meyer.

      (b) Mr. Meyer's business address is 615 Hope Road, Building One, Eatontown, New Jersey 07724.

      (c) Mr. Meyer's principal occupation is Executive Vice President of ArcMesa Educators, 615 Hope Road, Building One, Eatontown, NJ 07724.

      (d) During the last five years, Mr. Meyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Meyer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Meyer being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Meyer is a citizen of the United States.

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Item  3. Source and Amount of Funds or Other Consideration

      Mr. Meyer received his shares of Common Stock in a reverse merger that occurred between the Issuer and its wholly-owned subsidiary Arc Slide Technologies Ltd. on November 21, 1997. Mr. Meyer was one of the founders of Arc Slide Technologies Ltd. He originally received his shares of Common Stock as a founder of Arc Slide Technologies Ltd. without cash consideration.

Item  4. Purpose of Transaction

      Mr. Meyer served as the Issuer's Vice President and director since 1993. He received his shares of Common Stock in a reverse merger as a founder of the entity that was a party to the reverse merger. Mr. Meyer resigned from the Issuer's Board of Directors upon the closing of the sale of the Issuer's subsidiary ArcMesa Educators, Inc. on April 1, 2003.

      Mr. Meyer does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

      Mr. Meyer reserves the right at any time to acquire additional shares of Common Stock of the Issuer or to dispose of any shares of such Common Stock.

Item  5. Interest in Securities of the Issuer

      (a) Based on 102,504,456 shares of Common Stock of the Issuer outstanding, on or about June 28, 2004, Mr. Meyer beneficially owns 2,085,887 shares of Common Stock, or approximately 2% of Common Stock currently outstanding.

      (b) Mr. Meyer has sole power to vote and dispose of the shares of Common Stock identified in this Statement.

      (c) Mr. Meyer has effected the following transactions:

            (i) On January 27, 2004, Mr. Meyer sold 15,000 shares of Common Stock at a price of $.25 per share and 10,000 shares of Common Stock at a price of $.28 per share in over the counter transactions pursuant to Rule 144.

            (ii) On January 31, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.29 per share in an over the counter transaction pursuant to Rule 144.

            (iii) On February 5, 2004, Mr. Meyer sold 15,000 shares of Common Stock at a price of $.35 per share in an over the counter transaction pursuant to Rule 144.

            (iv) On February 10, 2004, Mr. Meyer sold 15,000 shares of Common Stock at a price of $.50 per share in an over the counter transaction pursuant to Rule 144.

            (v) On February 11, 2004, Mr. Meyer sold 5,000 shares of Common Stock for at a price of $.55 per share in an over the counter transaction pursuant to Rule 144.

            (vi) On April 7, 2004, Mr. Meyer sold 5,000 shares of Common Stock at a price of $.27 per share in an over the counter transaction pursuant to Rule 144.

            (vii) On April 27, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.26 per share and 10,000 shares of Common Stock at a price of $.28 per share in over the counter transactions pursuant to Rule 144.

            (viii) On May 13, 2004, Mr. Meyer sold 20,000 shares of Common Stock at a price of $.20 per share in an over the counter transaction pursuant to Rule 144.

            (ix) On June 4, 2004, Mr. Meyer sold 6,100 shares of Common Stock at a price of $.20 per share in over the counter transactions pursuant to Rule 144.

            (x) On June 9, 2004, Mr. Meyer sold 2,500 shares of Common Stock at a price of $.19 per share, 10,000 shares of Common Stock at a price of $.19 per share, 10,000 shares of Common Stock at a price of $.19 per share, and 4,400 shares of Common Stock at a price of $.18 per share in an over the counter transaction pursuant to Rule 144.

            (xi) On June 10, 2004, Mr. Meyer sold 2,500 shares of Common Stock at a price of $.20 per share, 17,500 shares of Common Stock at a price of $.215 per share, 10,000 shares of Common Stock at a price of $.23 per share, and 15,000 shares of Common Stock at a price of $.235 per share in an over the counter transaction pursuant to Rule 144.

            (xii) On June 16, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.28 per share in an over the counter transaction pursuant to Rule 144.

            (xiii) On June 17, 2004, Mr. Meyer sold 8,100 shares of Common Stock for at a price of $.30 per share in an over the counter transaction pursuant to Rule 144.

            (xiv) On June 28, 2004, Mr. Meyer sold 3,700 shares of Common Stock at a price of $.29 per share in an over the counter transaction pursuant to Rule 144.

      (d) N/A

      (e) After giving effect to the closing of the Merger between Arc Communications, Inc. and RoomLinX, Inc. on June 28, 2004, the 13D filing requirements of the Reporting Person are effectively terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect Securities of the Issuer

      Mr. Meyer does not have any contracts, arrangements understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item  7. Material to Be Filed as Exhibits

None.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August __, 2004
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Date


/s/ Kenneth Meyer
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Signature


Kenneth Meyer
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Name